October 8, 2015

VIA EDGAR TRANSMISSION

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Coca-Cola FEMSA, S.A.B. de C.V. Form 20-F for the Year Ended December 31, 2014

Response dated August 19, 2015

File No. 001-12260

Dear Ms. Jenkins:

By letter dated September 10, 2015 and letter dated August 7, 2015, the staff of the Securities and Exchange Commission (the “SEC”) provided additional comments on the annual report on Form 20-F for the fiscal year ended December 31, 2014, as filed on April 15, 2015 by Coca-Cola FEMSA, S.A.B. de C.V. (the “Company”). We submit today herewith, via EDGAR transmission, a response to the SEC’s comment letter dated September 10, 2015.

For your convenience, we have reproduced the SEC’s comments in bold and have provided the Company’s responses immediately below of each question.

Form 20-F for the Year Ended December 31, 2014

Item 18. Financial Statements, page 94

Notes to the Consolidated Statements, page F-8

Note 9. Investments in Associates and Joint Ventures, page F-35

1.	We note the reasons why you use the equity method to recognize the effects on the financial position and comprehensive income of Coca-Cola FEMSA Philippines, Inc. (“CCFPI”) in your response to comment one. Please describe to us purpose and design of CCFPI (IFRS 10.B5 and B6), and include the following in your response:

Ms. Tia L. Jenkins, page 1

CCFPI is a bottler in the Philippines. Since 2007, it was a wholly-owned subsidiary of The Coca-Cola Company. In January 2013, the Company through a wholly-owned subsidiary, acquired a 51% ownership interest in CCFPI and entered into a shareholders agreement with certain wholly-owned subsidiaries of The Coca-Cola Company (the “Shareholders Agreement”) (Exhibit 4.27 of the Company’s annual report on Form 20-F filed on March 15, 2013), whereby the Company and The Coca-Cola Company agreed that CCFPI would be jointly managed and jointly controlled by the Company and The Coca-Cola Company for a four-year period ending on January 25, 2017 (the “Four-Year Period”). At the time the Shareholders Agreement was executed, the Company and The Coca-Cola Company considered the Four-Year Period as a reasonable period of time during which they would jointly operate CCFPI’s business. Pursuant to this business arrangement, as explained below and in the response to question 2, CCFPI’s corporate governance is effectively managed on a 50/50 basis; therefore, both the Company and The Coca-Cola Company jointly approve any ordinary or extraordinary matter of CCFPI.

•         The reason(s) the board is split 4-3 if the design is to have no party have unilateral power

Pursuant to the Shareholders Agreement, notwithstanding the composition of CCFPI’s board of directors or the Company’s and The Coca-Cola Company’s ownership interest in CCFPI, during the Four-Year Period, the Company and The Coca-Cola Company have to jointly agree on any decision related to the annual normal operations plan (the “Annual Normal Operations Plan”), which is the annual plan pursuant to which the business is operated to ensure the normal operation and the organic growth of the business of CCFPI and its subsidiaries in the Philippines and which includes commercial strategies such as price, distribution structure, portfolio of products, new product launches, overhead structure, general policies related to the operation and management of the business, annual budget, cash flow strategy including debt and all necessary capital investments, capital expenditures, contracts, sales, volume, total revenues, operating income, operating cash flow, raw materials costs, volume mix, promotions, discounts, direct marketing expenses (DME) and compensation policies, as well as revenues and market share long term projections, long range financial projections, operating income projections and macroeconomic assumptions, as well as any amendment or adjustment to the Annual Normal Operations Plan, and on any ordinary matter related to CCFPI’s operations which includes pursuing claims or any other incidental matter (the Annual Normal Operations Plan and any ordinary matter, jointly the “Relevant Activities”).

During the Four-Year Period all Relevant Activities are decided jointly by the Company and The Coca-Cola Company at the board level, and CCFPI’s management is circumscribed to such decisions.

Ms. Tia L. Jenkins, page 2

To help illustrate how significant is the participation of The Coca-Cola Company in the joint governance of CCFPI to approve any Relevant Activities, please also consider the following:

o	In case The Coca-Cola Company and the Company do not jointly agree on an Annual Normal Operations Plan, on any given year during the Four-Year Period, a dispute resolution process would commence. In the event matters remain unresolved after such dispute resolution process, The Coca-Cola Company may, at its sole discretion, exercise a call option to acquire all of the shares of CCFPI owned by the Company pursuant to the Shareholders Agreement.

o	During the period in which discussions are held between The Coca-Cola Company and the Company to try to resolve their differences regarding the Annual Normal Operations Plan and the time of expiration of The Coca-Cola Company’s right to exercise its call option, the Company’s right to exercise its call option (and its put option, as explained below), is suspended.

o	When an Annual Normal Operations Plan for any period is not approved by the board of directors of CCFPI, the shareholders shall cause the board to approve a provisional Annual Normal Operation Plan for such period, which shall provide that (i) to the extent the board agrees by the required vote (which shall include the affirmative vote of The Coca-Cola Company’s directors) upon individual line items, such agreed upon individual line items shall be included in such provisional Annual Normal Operations Plan, and (ii) to the extent that there is no agreement by the required vote with respect to an individual line item in such Annual Normal Operations Plan, the individual line item from the Annual Normal Operations Plan for the immediately preceding corresponding period shall be included, subject to certain adjustments. The provisional Annual Normal Operations Plan is not deemed to resolve any disagreement, deadlock or impasse matter.

Pursuant to the Shareholders Agreement, the Company and The Coca-Cola Company agreed that the Company would have the right to appoint four members of the board of directors of CCFPI. By having the right to appoint the majority of the board, the Company will eventually control CCFPI upon the expiration of the Four-Year Period, by having the right to approve the Annual Normal Operations Plan, which is the key document pursuant to IFRS 10.B.12 and to which CCFPI’s business is operated, and any other Relevant Activity without requiring the approval or consent of The Coca-Cola Company.

By contrast, following the Four-Year Period, only extraordinary matters (as detailed below) will require the joint approval of the Company and The Coca-Cola Company either at the board level or at the shareholders level. Examples of such extraordinary matters include: (A) if it is not specifically contemplated in the Annual Normal Operations Plan, entering into agreements with respect to, or consummating, any acquisition, directly or indirectly (whether by purchase, merger, consolidation or acquisition of stock or assets or otherwise), of any assets (whether tangible or intangible), securities, properties, interests, or businesses, or approve any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers) related to the normal operation or required to assure the organic growth of the business of CCFPI and its subsidiaries, involving an amount in excess of US$18 million, and (B) if it is not specifically contemplated in the Annual Normal Operations Plan, entering into any transaction related to the normal operation or required to assure the organic growth of the business of the Company and its subsidiaries, to sell, assign, lease, license, transfer, abandon or permitting to lapse or otherwise disposing of any real property or other properties or assets, real, personal or mixed, whether tangible or intangible, involving an amount in excess of US$18 million.

Ms. Tia L. Jenkins, page 3

•         The purpose and design behind the changes in decision-making rights over time.

Considering the put option of the Company as agreed per the Shareholders Agreement to sell to The Coca-Cola Company its 51% stake in CCFPI from the fifth anniversary to the sixth anniversary of the closing of the acquisition (January 2013), and the fact that the Company had not previously conducted business in CCFPI’s territories and Asia, The Coca-Cola Company conditioned the sale to the Company of the 51% stake in CCFPI to have a period of time to participate jointly with the Company on the approval of any Relevant Activities of CCFPI. As mentioned above, at the time the Company and The Coca-Cola Company entered into the Shareholders Agreement it was determined that the Four-Your Period would be a reasonable period of time to address the concerns of The Coca-Cola Company.

2.	Please clarify the relevant activities of CCFPI and how decisions about those activities are made, and include the following in your response:

•         Clarify what “joint approval” means when the board is split 4-3. In this regard, does joint approval require that all 7 board members must agree or that at least one board member appointed by The Coca-Cola Company (“KO”) must agree.

As explained in the response to question number 1 above, during the Four-Year Period, CCFPI’s corporate governance is effectively managed on a 50/50 basis; therefore, both the Company and The Coca-Cola Company jointly approve any Relevant Activity or extraordinary matter of CCFPI. “Joint approval” means that at least one board member appointed by The Coca-Cola Company must agree and vote on any Relevant Activity or extraordinary matter relating to CCFPI. This means that both the Company and The Coca-Cola Company must agree on all aspects of CCFPI’s business during the Four-Year Period.

Ms. Tia L. Jenkins, page 4

Following the Four-Year Period, CCFPI will be able to approve the Relevant Activities by a majority of the board of directors, which majority may be comprised only by directors appointed by the Company.

•         Tell us how often the board meets and describe to us the level of detail of the budget that the board approves.

CCFPI’s board of directors meets at least four times each calendar year, including immediately following the annual shareholders meeting of CCFPI to formalize any matter addressed and approved by the stockholders meeting, such as the election of officers.

CCFPI’s board of directors, in order to implement the commercial and operative strategies of the business and achieve CCFPI’s targeted goals, approves an annual budget that is included in the Annual Normal Operations Plan, with the following level of detail: commercial strategies such as price, distribution structure, portfolio of products, new product launches, overhead structure, general policies related to the operation and management of the business, cash flow strategy, sales, volume, total revenues, operating income, operating cash flow, capital expenditures, raw materials costs, volume mix, promotions, discounts, direct marketing expenses (DME) and compensation policies, as well as revenues and market share long term projections, long range financial projections, operating income projections and macroeconomic assumptions. Furthermore, the Company has follow-up quarterly board meetings to review the budget to, in its case, make any adjustments to the previously approved Annual Normal Operations Plan, with the same level of detail and with the required vote of the board as explained above.

•         Tell us whether KO has ever vetoed a past decision made by Coca-Cola FEMSA, S.A.B. de C.V. (“KOF”).

•         Tell us how disputes are contractually handled, and describe the nature of past disputes and the process of how they were resolved.

As of the date hereof, The Coca-Cola Company and the Company have been able to agree on every decision relating to CCFPI, therefore the Company and The Coca-Cola Company have had no disputes or deadlocks. Pursuant to the Shareholders Agreement, any dispute, deadlock or impasse between the parties is subject to a dispute resolution process. As mentioned in the response to question number 1 above, during the Four-Year Period, in the event that the board is unable to reach a decision on any Annual Normal Operations Plan by the required vote due to the failure to jointly approve any such matter, either the Company or The Coca-Cola Company may deliver a written notice to the other notifying the impasse or dispute. Following delivery of this notice, the shareholders will refer the matter to their appointed officers, who shall try to resolve the matter. If the deadlocked matter is not resolved within 90 days, The Coca-Cola Company may at its sole discretion exercise a call option to acquire all of the shares of CCFPI owned by the Company pursuant to the Shareholders Agreement.

Ms. Tia L. Jenkins, page 5

The Shareholders Agreement includes similar provisions applicable to disagreements on decisions related to extraordinary matters described above.

3.	Please identify the individuals that sit on the board and management of CCFPI, and clarify their relationship to KOF and/or KO. Also clarify the design and purpose behind KO appointing the CFO and KOF appointing all other officers.

The current members of the board of directors of CCFPI are:

Name	Role	Voting member	Appointed by	Employee of the Company	Employee of The Coca-Cola Company
Washington Fabricio Ponce García	Chairman and President and CEO	Yes	Company	No	-
Juan Carlos Dominguez Gutiérrez	Member	Yes	Company	No	-
Patricia Gamboa	Member	Yes	Company	No	-
Andres Valverde	Member	Yes	Company	No	-
Sunil Ghatnekar	Member	Yes	The Coca-Cola Company	-	Yes
Johan Willem Maarten Jansen	Member	Yes	The Coca-Cola Company	-	Yes
Macaria Saldua	Member	Yes	The Coca-Cola Company	-	Yes
Terence Conrad Bello	Corporate Secretary	No	The Coca-Cola Company	-	No
Jerome Bonsol	Assistant Corporate Secretary	No	Company	No	-

The principal executive officers of CCFPI, which are employees of CCFPI, are the following:

1.	Washington Fabricio Ponce Garcia – Chief Executive Officer (appointed by the Company)

Ms. Tia L. Jenkins, page 6

2.	Sunil Gupta – Chief Financial Officer (appointed by The Coca-Cola Company)

The Coca-Cola Company appoints (and may remove) the chief financial officer of CCFPI, who oversees and supervises CCFPI’s comptroller role, in order to be actively involved in the day-to-day operations of the business and have access and manage the financial and operational information of CCFPI, including following the Four-Year Period. The Company has the right to appoint (and remove) the chief executive officer and all other officers since the Company, following the Four-Year Period, will eventually control CCFPI. All of CCFPI’s officers act upon the decisions taken by the board of directors, which decision-making process is described in the responses to questions 1 and 2 above.

4.	Please tell us how you considered the related party relationship between KOF and KO in making your determination on consolidation. Refer to IFRS 10.B73 – 75 and IFRS 10.B18(d) and (e).

At the Company’s level, there is a shareholders agreement between Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”), the Company’s controlling holding company, and The Coca-Cola Company relating to the Company’s corporate governance, and a board of directors the members of which are appointed in its majority by FEMSA (13 directors of a total of 21 directors), with five members appointed by The Coca-Cola Company (“the Company’s Shareholders Agreement”), which provides governance terms with respect to matters similar to the Relevant Activities and to extraordinary matters; and provides that the board of directors may decide on all matters similar to the Relevant Activities, only with the approval of the majority of directors appointed by FEMSA.

The Shareholders Agreement in similar terms to the Company’s Shareholders Agreement establishes a distinction between Relevant Matters and other extraordinary matters; however and despite how the decisions are taken pursuant to the Company’s Shareholders Agreement, CCFPI has a separate board of directors and a specific shareholders agreement between the Company and The Coca-Cola Company, which sets out the rules that govern CCFPI, which provide for a joint governance during the Four-Year Period.

Regarding IFRS 10.B18(d) and (e), the Company and The Coca-Cola Company are directed by their respective separate board of directors and management.

Regarding IFRS 10.B73 – 75, as described elsewhere in this response letter, during the Four-Year Period, CCFPI’s corporate governance is effectively managed on a 50/50 basis; therefore, both the Company and The Coca-Cola Company jointly approve any Relevant Activity or extraordinary matter of CCFPI.

5.	Please provide a deeper analysis of the call option to determine whether the option is substantive, including (1) its design and purpose and (2) whether the company considered it to be deeply out of the money at December 31, 2014 and 2013 and expects it to remain deeply out of the money over the option life. In your response, please also address the following:

Ms. Tia L. Jenkins, page 7

The principal purpose of the Company’s call option is to limit the exposure of the Company to an even larger investment in a new region with different dynamics than those of the Company’s current operations in Latin America as well as to share any and all operating risks of CCFPI with The Coca-Cola Company, and have sufficient time for the

Company to understand the bottling business and general market conditions in the Philippines.

Pursuant to IFRS 10.B22 and subsequent sections, the nature of the Company’s call option to acquire the remaining 49% of CCFPI is currently non-substantive primarily because the option is “out of the money”. In addition, the Company has not exercised the call option not only because it is “out of the money” but because as of this date, CCFPI has not yet reached the projected returns and has not yet created the expected value of the business. The Company would consider exercising the call option when the business achieves its full potential, reaches the projected returns and the call option is “in the money”.

•         You state that the call option was “out of the money” by approximately 17.72% and 16.46% as of December 31, 2014 and 2013, respectively. Tell us how out of the money the options were in monetary terms (i.e., what is the option strike price).

The Company estimates that the call option was “out of the money” as of December 31, 2014 and 2013. As of December 31, 2014 and 2013, the call option was “out of the money” by approximately 17.72% and 16.46% or US$107 million and US$97 million, respectively, with respect to the strike price of US$710 million and US$685 million in 2014 and 2013, respectively. The Company calculated these percentages as the difference between the strike price and the fair value price, divided by the fair value price. The fair value price is the estimated level 3 fair market value of CCFPI as of the measurement date times 0.49.

The Company cannot anticipate with certainty whether the option will remain “out of the money” over the option life. The Company will continue running the corresponding valuations at the end of each year during the remaining life of the option to confirm if the call option is “in, or out of the money”.

•         We note management´s statement from the February 25, 2015 (Q4 2014) earnings conference call transcript that “… given the structure that we have on that call option and the way it was structured together with the Coca- Cola Company it makes a lot of sense for us to delay that exercise until we feel very comfortable there. The carrying cost for that option is very small and financially it makes a lot of sense to wait until the end of that – of the seven years after from the acquisition point.” Please explain to us why it makes sense for you to delay exercise and why the carrying cost is very small.

Ms. Tia L. Jenkins, page 8

The Company will decide to exercise or delay the exercise of the option based on the results of periodic analysis that take into account the fair market value of CCFPI relative to the strike price of the option, as well as its carrying cost. The exercise of the call option currently does not make business sense considering its current financial and operational conditions, and because a delay in exercising the option does not represent a significant cost considering the carrying cost of 3.75% per annum.

6.	Please provide a deeper analysis of the other benefits that would arise from the call option exercise. In this regard, it appears that multiple benefits may arise from controlling CCFPI.

In the event that the Company exercises the call option to acquire the remaining 49% of CCFPI it would do so, in the understanding that the Company estimates that the business will be profitable and will create value as expected in the near future. If this option is exercised, the Company will have control over CCFPI; the Shareholders Agreement will terminate; and therefore no joint approval will be required to take any decisions to be adopted by CCFPI’s board of directors or otherwise. In addition, the Company will receive 100% of the dividends and other distributions paid by CCFPI, the Company will have a profitable business, if CCFPI is achieving the projected returns, and the Company will have a plentiful presence in the Philippines.

7.	Please clarify who makes decisions about relevant activities after January 25, 2017, and tell us whether you anticipate any changes in the control conclusion after this date.

Unless the Company agrees with The Coca-Cola Company to extend the Four-Year Period considering financial and other market conditions of CCFPI, upon the expiration of the Four-Year Period (i.e. January 25, 2017), the Relevant Activities will be approved by a majority of the board, without requiring the affirmative vote of any member appointed by The Coca-Cola Company. Since the Company appoints a majority of the board of directors, it would have the right to approve CCFPI’s Relevant Activities pursuant to the Shareholders Agreement and therefore, will have the control of CCFPI and will start consolidating CCFPI’s business in accordance with the provisions of IFRS 3.41 - 43. Notwithstanding the above, upon the expiration of the Four-Year Period, any extraordinary matter will still need the joint approval of both the Company and The Coca-Cola Company as mentioned in the response to question 2 above.

8.	Please describe to us the exposures or rights to variable returns from your investment with the investee apart from your share ownership interest. Also, tell us whether you issued the investee any loans or guarantees, and if so, the respective amounts.

Ms. Tia L. Jenkins, page 9

There are no exposures or rights to variable returns from the Company’s investment apart from its share ownership interest and neither the Company nor The Coca-Cola Company has granted any loan or guarantee to CCFPI. Pursuant to the Shareholders Agreement, in the event CCFPI requires funding in excess of the resources available pursuant to the Annual Normal Operations Plan, the Company and The Coca-Cola Company may elect to have CCFPI finance itself on a stand-along basis or may elect to make additional capital contributions on terms and in a manner mutually acceptable to them. However, this does not require the Company or The Coca-Cola Company to fund future losses of CCFPI.

Also, as requested by the SEC, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	SEC’s comments or changes to disclosure in response to SEC’s comments do not foreclose the SEC from taking any action with respect to the filing; and
•	it may not assert SEC’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s response. If you or any other member of the SEC has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Duane McLaughlin at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

            Very truly yours,

Mr. Hector Treviño Gutiérrez

  Chief Financial Officer

 Coca-Cola FEMSA, S.A.B. de C.V.